Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

12 July 2016.

PRIMA BIOMED COLLABORATES IN INVESTIGATOR SPONSORED NEW

CLINICAL TRIAL FOR IMP321 IN SOLID TUMORS

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) today announced a new collaborative study investigating the intra-tumoural injection of IMP321. The investigator sponsored study will be conducted by the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt Germany (“IKF”; Institute for clinical oncology research at the Northwest University Hospital in Frankfurt). The new study will explore the potential for IMP321 as an activator of dendritic cells found within solid cancer tumours.

The new clinical trial is called “INSIGHT: An explorative, single centre, open-label, phase I study to evaluate the feasibility and safety of intra-tumoural, intra-peritoneal, and subcutaneous injections with IMP321 (LAG-3Ig fusion protein) for advanced stage solid tumour entities”.

The Lead Investigator of this up to 40 patients trial is Professor Doctor Salah-Eddin Al-Batran, the Medical Director of the IKF. The study will commence subject to receiving the necessary approvals from the competent regulatory authority and ethics committee.

Dr Al-Batran commented: “The promising results from previous studies and favourable safety profile of IMP321 have led us to conduct a phase I trial investigating a potential enhancement of the immune-activating effects of IMP321 by new routes of administration. Furthermore, we will explore the possibility to extend the positive results obtained by subcutaneous injections of IMP321 in metastatic renal cell and breast carcinomas to further solid tumour entities.”

Marc Voigt, Chief Executive of Prima, said: “This is potentially an exciting new therapeutic application for IMP321 and is the result of the extensive research carried out by Dr Frédéric Triebel and the Prima team in our Paris laboratory. It is the first ever investigation into whether direct injection of IMP321 into a solid tumour can activate the antigen presenting cells located inside the tumour to boost the body’s immune response. As this trial is investigator initiated, it will also not require any significant near-term resource commitment from Prima.”

Clinical Trial Synopsis

Title of Study	INSIGHT: An explorative, single centre, open-label, phase I study to evaluate the feasibility and safety of intra-tumoural, intra-peritoneal, and subcutaneous injections with IMP321 (LAG-3Ig fusion protein) for advanced stage solid tumour entities

Objectives	Feasibility, safety and toxicity Immune response in whole blood and tumour tissue Identification of biomarkers that correlate with clinical response / clinical outcome

Study design	Monocentre, open-label, phase I study

Planned Sample size	up to 40 patients

Clinical trial identifier:	To be determined

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889